ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 4, 2007

07027267

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
October 4, 2007 (ASX Announcement & Media Release – Activity Update)

dw 10/17

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 October 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Sidetrack commences - Drilling ahead at 1,226mMD

FAR has been advised by ARC Energy Limited that, after setting cement plugs, Valentine-1 was sidetracked as Stokes Bay-1 at 0930 hrs on 3 October from 975mMD. Current operations at the well comprise drilling ahead in 8 ½" hole at 1,226mMD.

The Stokes Bay-1 well is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment-1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment-1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay-1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

The Valentine-1 well intersected very strong gas shows and indications of porosity in the Anderson and Laurel Formations downdip from the target interval in the Stokes Bay-1 well. This is a very positive indication for Stokes Bay-1 which is targeted to intersect these objectives within closure, some 90 meters updip from the Valentine-1 intersection.

A Drilling Report on the Stokes Bay-1 well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

STOKES BAY-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	4th October 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	1024 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Proposed Total Depth (measured KB):	2505 metres
Prognosed drilling time:	15 days
Spud Date:	0930 hrs, WST 3 October 2007
Present Depth at 0600 hrs:	1226 mMD
Time of Reporting:	0600 hrs, WST 4th October 2007
Operations Since Last Report:	Electric wireline logging operations on Valentine-1 was completed at 23:30 hrs on 28th September. Cement plugs were set to abandon the Valentine-1 borehole and enable a sidetrack of the well to the Stokes Bay-01 target location. The rig was released from Valentine-1 at 18:00 hrs on 30th September. A kick off cement plug was then set with top at 906mMD at the base of the Noonkanbah Formation. Valentine-1 was sidetracked as Stokes Bay-1 at 0930 hrs on 3 October from 975mMD.
Current Operations:	Drilling ahead in 8 ½" hole at 1226mMD
Hydrocarbon Indications:	None
Comment:	
Participants in the well (post earning):	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

A time versus depth chart follows:

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Canning Basin Stokes Bay - 1

Spud Date: 09:30hrs 3rd October 2007 **DATE:** 4/10/2007

General Well Data

Planned TD: 2500mMD / 2130m TVSS **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs WST

Drilling 8 ½" hole at 1226mMD


ARC
ARC ENERGY
Canning Basin Stokes Bay-01
(Exploration Well from KO)
Predicted Progress Stokes Bay 1
Actual Progress Stokes Bay 1
Spud Stokes Bay -1 at 09.30hrs 3rd October 2007
in Valentine 1
Anderson Formation Marine Member
Primary Target
Expected TD 2500mMD 2130mTVSS
Log & Evaluate
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END

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au